Trust for Advisor Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202

 October 14, 2016

VIA EDGAR TRANSMISSION

Ms. Karen Rossotto
Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Delaying Amendment for Trust for Advisor Solutions (the “Registrant”) Registration Statement on Form N-14 (the “Registration Statement”) File No. 333-213670

Dear Mesdames Rossotto and DiAngelo Fettig:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement relating to the proposed reorganization of the Long/Short Equity Portfolio, a series of Underlying Funds Trust, into the Hatteras Long/Short Equity Fund, a series of the Registrant.  The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 16, 2016 pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Milwaukee and the State of Wisconsin, on the 14th day of October, 2016.

If you have any additional questions or require further information, please do not hesitate to contact me at (414) 765-4850 or Stacie.Lamb@usbank.com.

Sincerely,

/s/ Stacie L. Lamb
Stacie L. Lamb, Esq.
Secretary